Exhibit 99.1

Can-Fite Presents Final Positive Data from Phase IIa Pancreatic Cancer Study of Namodenoson at ESMO 2026

Primary safety endpoint achieved; exploratory findings highlight encouraging survival outcomes in heavily pretreated patients

One second-line patient achieved progression-free survival of 16.39 months and overall survival exceeding 20.7 months

RAMAT GAN, Israel, Oct. 26, 2026 (GLOBE NEWSWIRE) — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing small molecule therapeutics targeting cancer and inflammatory diseases, today announced the presentation of final positive data from its Phase IIa clinical study of namodenoson in advanced pancreatic ductal adenocarcinoma at the European Society for Medical Oncology (ESMO) Congress 2026 in Madrid, Spain.

As previously announced, the study achieved its primary safety endpoint, demonstrating that oral namodenoson was well tolerated in patients with advanced pancreatic cancer who had received prior systemic therapies. Exploratory analyses also identified encouraging survival outcomes, supporting further clinical development in this challenging disease.

The single-center, open-label study enrolled 20 patients who received namodenoson at 25 mg twice daily. Fourteen patients received treatment in the third-line setting, three in the second-line setting, and three in the fourth-line setting.

Key findings presented at ESMO included:

●	Primary safety endpoint achieved: Only five adverse events in three patients were considered related or possibly related to namodenoson. All were mild to moderate, Grade 1–2, and none required dose modification, treatment interruption, or discontinuation. No Grade ≥3 treatment-related adverse events or treatment-related serious adverse events were reported.

●	Encouraging third-line survival findings: In a post hoc exploratory analysis of eight third-line patients who survived beyond two months, median overall survival was 6.28 months and median progression-free survival was 2.27 months.

●	Prolonged survival in an individual patient: One second-line patient achieved progression-free survival of 16.39 months and overall survival of 20.7 months, as of the September 23, 2026 data cutoff.

The exploratory third-line analysis focused on patients who survived beyond two months to allow sufficient treatment exposure for evaluation. Because this subgroup was selected based on survival and the study had no randomized comparator, these findings are hypothesis-generating and support evaluation in a larger randomized study.

“These final Phase IIa data provide an encouraging foundation for the continued development of namodenoson in pancreatic cancer,” said Prof. Salomon Stemmer, an oncology key opinion leader and Professor at the Davidoff Institute of Oncology, Rabin Medical Center, Israel “The favourable safety profile, together with the survival findings in heavily pretreated patients and the prolonged clinical course observed in an individual patient, supports advancing our clinical development program. Presenting these results at ESMO provides an important opportunity to share the findings with the international oncology community.”

Namodenoson is an orally administered, selective agonist of the A₃ adenosine receptor, which is highly expressed in tumor and inflammatory cells. Its mechanism involves modulation of growth-regulatory signalling pathways, including Wnt/β-catenin and RAS-associated signalling, and promotion of tumor-cell apoptosis.

The full scientific poster is reproduced below and is available as a downloadable PDF.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase 3 trial for advanced liver cancer, concluded successfully a Phase 2a study in pancreatic cancer and is enrolling patients in a Phase 2b trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,700 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s plans and expectations concerning the further clinical development of namodenoson for pancreatic cancer, the potential design and conduct of future clinical studies, and the potential therapeutic and commercial benefits of namodenoson.. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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